UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 25, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

ReachLocal, Inc.

File No. 001-34749 - CF#31032

ReachLocal, Inc. submitted an application under Rule 24b-2 requesting extensions of prior grants of confidential treatment for information it excluded from the Exhibits to several Form 10-Q's filed on May 16, 2011, August 3, 2012 and May 9, 2013.

Based on representations by ReachLocal, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.1	10-Q	May 16, 2011	through June 30, 2017
10.2	10-Q	May 16, 2011	through June 30, 2017
10.3	10-Q	August 3, 2012	through June 30, 2017
10.1	10-Q	May 9, 2013	through June 30, 2017
10.2	10-Q	May 9, 2013	through June 30, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kevin M. O'Neill
Deputy Secretary